                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 33-44684

                   SUBJECT TO COMPLETION, DATED MARCH 6, 1996
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 6, 1996

                                   $400,000,000

[LOGO]                        LITTON INDUSTRIES, INC.

                                  $300,000,000
                         % DEBENTURES DUE                  , 2026

                                  $100,000,000
                         % DEBENTURES DUE                  , 2036
                             ---------------------

     Interest on the Debentures is payable on             and            of each
year, commencing             , 1996. The Debentures are redeemable, in whole or
in part, at the option of the Company at any time in the case of the      %
Debentures Due             , 2026 and at any time after             , 2006 in
the case of the      % Debentures Due             , 2036, in either case at a
redemption price equal to the greater of (i) 100% of the principal amount of such Debentures or (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption. The registered holder of
each      % Debenture Due             , 2036, may elect to have that Debenture,
or any portion of the principal amount thereof that is a multiple of $1,000,
repaid on             , 2006 at 100% of the principal amount thereof, together
with accrued interest to             , 2006. Such election, which is irrevocable
when made, must be made within the period commencing on             , 2006 and
ending at the close of business on             , 2006. No similar right is
available to the holders of the      % Debentures Due             , 2026.

     The Debentures offered hereby will be represented by global Debentures registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
             RELATES. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.
                             ---------------------

                                                     INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO
                                                   OFFERING PRICE(1)    DISCOUNT(2)      COMPANY(1)(3)
                                                   ------------------------------------------------------
Per      % Debenture Due             , 2026........         %                %                 %
Total..............................................         $                $                 $
Per      % Debenture Due             , 2036........         %                %                 %
Total..............................................         $                $                 $

-------------
(1) Plus accrued interest, if any, from             , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $400,000 payable by the Company.
                             ---------------------
     The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York, on or about             , 1996, against
payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.
                          CS FIRST BOSTON
                                          MERRILL LYNCH & CO.
                                                              J.P. MORGAN & CO.
                             ---------------------
         The date of this Prospectus Supplement is             , 1996.

     THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                                  THE COMPANY

     Litton Industries, Inc. (hereafter together with its consolidated subsidiaries referred to as the "Company" or "Litton" unless the context otherwise indicates) is mainly a high technology aerospace and defense corporation which provides advanced electronic and defense systems and marine engineering and production to U.S. and world markets. The Company also provides electronic components and interconnect products to customers worldwide. Approximately 73% of the Company's consolidated revenues for the fiscal year ended July 31, 1995 were derived from sales to the U.S. Government.

     The Company's businesses are reported in three business segments: Advanced Electronics, Marine Engineering and Production, and Interconnect Products. The Advanced Electronics segment is a major supplier of electronic systems and related services to the U.S. and international military electronics markets and also provides navigation systems and electronic components to a variety of commercial customers. The Marine Engineering and Production segment is a leading designer and builder of complex surface combatant ships for the U.S. Navy and also provides modernization, overhaul and repair work. The Interconnect Products segment is an international supplier of electronic connectors, multilayer circuit boards and other interconnect products, primarily for the telecommunications and computer industries.

     The Company has completed or agreed to a number of acquisitions and dispositions in the last two years. In March of 1994 the Company spun-off its Western Atlas Inc. ("WAI") business. Since then it has acquired or agreed to acquire businesses with combined annual revenues of approximately $1.3 billion which include the PRC Inc. ("PRC") and Steerage Corp. ("Steerage") acquisitions described below. All of these acquisitions complement existing businesses in the Advanced Electronics segment, which is expected to account for an increasing percentage of the Company's future revenues.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the issue and sale of the Debentures offered hereby are estimated to be $396,325,000 and will be used to reduce indebtedness outstanding under the Company's revolving credit agreement. Such indebtedness was incurred to finance the acquisition of PRC described below under "Recent Events." As of March 5, 1996, the balance owed under the revolving credit agreement was $400,000,000. Borrowings under the revolving credit agreement are due on or before April 18, 1996, unless extended as provided in such agreement. Outstanding borrowings under the revolving credit agreement currently bear interest at 5.5125%.
                          ---------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 RECENT EVENTS

ACQUISITION OF PRC INC.

     On February 16, 1996, the Company completed the acquisition of PRC, an indirect wholly-owned subsidiary of The Black & Decker Corporation, for a preliminary purchase price of $425 million in cash. PRC, with revenue of more than $700 million for the fiscal year ended December 31, 1995, is a diversified information technology company that designs, develops, integrates and supports computer-based information handling and processing systems and reengineers business processes for the U.S. Government, commercial customers and state and local governments. The net proceeds from the sale of the Debentures offered hereby will be used to repay short term indebtedness incurred in connection with the acquisition of PRC. See "Use of Proceeds."

     PRC operates through four units: Information Technology, Systems Integration, Information Systems and Applied Engineering. These PRC business units provide information technology-based systems, along with consulting, systems engineering, systems integration, technical support, operations and maintenance and other services to the U.S. Government and other customers in the following markets: defense, electronic commerce, criminal justice/public safety, environment/ weather systems, health care and education.

     Approximately 83% of PRC's revenues for the year ended December 31, 1995 were generated from contracts with various U.S. Government agencies, of which 55% were from contracts with the U.S. Department of Defense. PRC's current firm unfunded backlog is approximately $1.6 billion.

ACQUISITION OF STEERAGE CORP.

     On February 8, 1996, the Company entered into a definitive agreement to acquire Steerage, which conducts operations through its wholly-owned subsidiary Sperry Marine Inc., from a private investment partnership for approximately 2.2 million shares of Litton Common Stock, plus the assumption of approximately $57.5 million of Steerage debt and approximately $7 million of Steerage preferred stock. Promptly following consummation of the transaction, the Company expects to repay such debt and retire such preferred stock. Steerage, with revenues of approximately $145 million for the fiscal year ended December 31, 1995, is a provider of advanced electronic navigation and guidance systems to commercial and military customers. The consummation of the transaction is subject to governmental review.

                                 CAPITALIZATION

     The following table sets forth as of January 31, 1996 the historical capitalization of the Company, the pro forma capitalization of the Company reflecting the acquisition of PRC and Steerage (without reflecting the issuance of the Debentures), and the pro forma capitalization as adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds therefrom after deducting estimated offering expenses and an assumed underwriting discount. See "Use of Proceeds" above and "Unaudited Pro Forma Combined Financial Statements" below.

                                                                        JANUARY 31, 1996
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                              ------     ---------     -----------
                                                              (IN MILLIONS)
Short-Term Obligations:
  Notes Payable to Banks....................................   $ 18       $    18        $    18
  Current Portion of Long-Term Obligations..................     11            11             11
                                                               ----        ------         ------
          Short-Term Obligations............................   $ 29       $    29        $    29
                                                               ====        ======         ======
Long-Term Obligations:
  Capital Lease Commitments.................................   $  9       $     9        $     9
  Industrial Development Revenue Bonds......................     21            21             21
  Pension Accruals..........................................     55            57             57
  Other.....................................................      8             9              9
  Borrowings Under Revolving Credit Agreement...............     --           400             --(1)
  Debentures Due 2026.......................................     --            --            300
  Debentures Due 2036.......................................     --            --            100
                                                               ----        ------         ------
          Long-Term Obligations.............................     93           496            496
                                                               ----        ------         ------
Shareholders' Investment:
  Voting Preferred Stock -- Series B........................      2             2              2
  Common Stock -- 120 million authorized at $1.00 par value;
     46,317,874 shares outstanding at January 31, 1996......     46            49             49
  Additional Paid-in Capital................................    288           291            291
  Retained Earnings.........................................    521           523            523
  Cumulative Currency Translation Adjustment................    (29)          (28)           (28)
                                                               ----        ------         ------
          Total Shareholders' Investment....................    828           837            837
                                                               ----        ------         ------
               Total Capitalization.........................   $921       $ 1,333        $ 1,333
                                                               ====        ======         ======

---------------
(1) Borrowings under the revolving credit agreement in excess of the net proceeds from the issue and sale of the Debentures are expected to be repaid with internally generated cash.

                       SELECTED HISTORICAL FINANCIAL DATA

     The Selected Historical Financial Data below should be read in conjunction with the more detailed information appearing in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1995 and the other documents available as described under "Incorporation by Reference" in the accompanying Prospectus. The Selected Historical Financial Data for each of the five years ended July 31, 1995 have been derived from audited financial statements, certain of which are incorporated by reference herein. The Selected Historical Financial Data for the six-month periods ended January 31, 1996 and January 31, 1995 are derived from unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods.

                                                      SIX MONTHS ENDED
                                                         JANUARY 31,                        YEAR ENDED JULY 31,
                                                     -------------------   ------------------------------------------------------
                                                       1996       1995       1995     1994(1)      1993     1992(2)    1991(2)(3)
                                                     --------   --------   --------   --------   --------   --------   ----------
                                                                             (DOLLAR AMOUNTS IN MILLIONS)
OPERATING RESULTS:
  Sales and Service Revenues.......................  $1,575.6   $1,483.2   $3,319.7   $3,446.1   $3,474.2   $3,710.8    $3,526.2
  Segment Operating Profit.........................     142.1      128.8      280.5      181.4      264.1      289.9       178.9
  Earnings before Interest Expense and Taxes on
    Income.........................................     123.1      108.2      239.9      149.4      227.7      275.8       207.2
  Earnings (Loss) before Extraordinary Item and
    Cumulative Effect of a Change in Accounting
    Principle
    Continuing Operations..........................  $   69.4   $   60.7   $  135.0   $   51.3   $   87.3   $   87.3    $    6.0
    Discontinued Operations........................        --         --         --     (173.1)      95.0       87.1        57.5
  Extraordinary Loss...............................        --         --         --      (30.7)        --         --          --
  Cumulative Effect of a Change in Accounting
    Principle
    Continuing Operations..........................        --         --         --         --     (106.7)        --          --
    Discontinued Operations........................        --         --         --         --      (10.4)        --          --
                                                     --------   --------   --------   --------   --------   --------    --------
  Net Earnings (Loss)..............................  $   69.4   $   60.7   $  135.0   $ (152.5)  $   65.2   $  174.4    $   63.5
                                                     ========   ========   ========   ========   ========   ========    ========
  Sales to the U.S. Government as a Percent of
    Total Sales....................................       N/A        N/A         73%        73%        73%        70%         69%
FINANCIAL POSITION AT PERIOD END:
  Total Assets.....................................  $2,601.3   $2,261.7   $2,559.6   $2,254.3   $2,749.1   $2,953.1    $3,207.1
  Shareholders' Investment.........................     827.5      673.2      758.1      610.4      578.4      322.3       111.3
  Long-Term Obligations............................      93.3       97.8      103.6      105.6      106.5      131.2       126.6
  Convertible Subordinated Notes and Other
    Subordinated Debentures........................        --         --         --         --      435.8      735.6     1,151.9
  Working Capital..................................     174.2       96.8      130.1       36.9      435.3      365.0       878.9
  Current Ratio....................................      1.13       1.09       1.10       1.03       1.36       1.25        1.70
OTHER SELECTED FINANCIAL INFORMATION:
  Ratio of Earnings to Fixed Charges(4)............      12.6x      12.0x      12.2x       2.4x       2.6x       2.0x        1.4x
  Capital Expenditures.............................  $   31.4   $   42.8   $   98.3   $   80.6   $   73.6   $   81.5    $   90.2
  Depreciation and Amortization Expense............      49.6       47.0       95.4       98.4      107.4      113.0       120.1
  Research and Development Expenditures............      98.5       99.1      227.1      220.1      254.6      201.9       224.5
  Backlog at Period End............................   5,519.5    5,848.8    5,137.8    5,466.6    6,700.4    6,570.0     6,654.4
  Number of Employees at Period End................    28,200     28,000     29,100     29,000     32,300     34,700      36,900

---------------
(1) Results for fiscal year 1994 included the settlement of a civil suit which resulted in a pre-tax charge of $86.0 million ($53.8 million after tax). Results for fiscal year 1994 also included an extraordinary loss on early extinguishment of debt of $30.7 million after tax.

(2) Amounts related to fiscal years 1992 and 1991 have been restated to reflect the WAI business as discontinued operations as a result of a spin-off on March 17, 1994. See "Management's Discussion and Analysis of Historical Financial Condition and Results of Operations -- Discontinued Operations."

(3) In the fourth quarter of fiscal year 1991, the Company provided for the loss on sale of a division, which resulted in a charge to pre-tax earnings of $120.0 million or $100.1 million after tax.

(4) The ratio of earnings to fixed charges is computed by dividing the sum of historical Earnings before Taxes on Income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest.

N/A Not available.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF HISTORICAL
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information set forth below should be read in conjunction with the consolidated financial statements and other information included in the documents incorporated by reference in the accompanying Prospectus.

     The Company operates principally in the defense industry which has continued to consolidate and become increasingly competitive as a result of worldwide reductions in defense spending. In response, Litton has initiated an acquisition program focusing on businesses that will expand the Company's business base and solidify its competitive position in the industry. In addition to the acquisitions described above under "Recent Events," the Company has also recently acquired the Inertial Systems Business Unit of Hughes Electronics Corp.'s Delco Systems Operation and TELDIX GmbH, a European defense electronics firm. During fiscal year 1995, the Company acquired Teledyne, Inc.'s Electronic Systems operation and the Electro-Optical Systems operation of Imo Industries Inc. These acquisitions, with estimated combined annual revenues of approximately $1.3 billion, complement existing businesses in the Advanced Electronics segment and are expected to help stabilize the Company's sales base going forward. Additionally, Litton has continued its efforts to improve cost efficiencies and to adjust capacity of its operations to enhance competitiveness.

     Information concerning the Company's business segments is set forth below.

                                                              MARINE
                                     YEAR                   ENGINEERING                  CORPORATE
                                    ENDED      ADVANCED         AND       INTERCONNECT   AND OTHER
                                   JULY 31,   ELECTRONICS   PRODUCTION      PRODUCTS      AMOUNTS    TOTAL
                                   --------   -----------   -----------   ------------   ---------   ------
                                                         (DOLLAR AMOUNTS IN MILLIONS)
Sales............................    1995       $ 1,700       $ 1,396         $286        $   (62)   $3,320
                                     1994         1,732         1,484          289            (59)    3,446
                                     1993         1,841         1,393          307            (67)    3,474
Operating Profit (Loss)..........    1995       $   128       $   132         $ 22        $   (55)   $  227
                                     1994           122(1)        141            8            (94)      177
                                     1993           118           130           19           (123)      144
Operating Margins................    1995           7.5%          9.4%         7.7%                     8.4%(3)
                                     1994           7.1(1)        9.5          2.8                      7.8 (3)
                                     1993           6.4           9.3          6.2                      7.6 (3)
Capital Expenditures.............    1995       $    49       $    26         $ 12        $    11    $   98
                                     1994            44            22           11              4        81
                                     1993            43            23            7              1        74
Depreciation and Amortization
  Expense........................    1995       $    65       $    18         $ 10        $     2    $   95
                                     1994            67            19           11              1        98
                                     1993            75            18           11              3       107
Identifiable Assets at
  Year End.......................    1995       $ 1,381       $   392         $202        $   585    $2,560
                                     1994         1,156           330          197            571     2,254
                                     1993         1,328           327          196          1,983(2)  3,834

---------------
(1) Excludes the effects of an $86 million charge relating to the settlement of a civil suit.

(2) Includes net assets of WAI of $1,085 million.

(3) Represents segment operating profit as a percentage of sales.

SIX MONTHS ENDED JANUARY 31, 1996 AS COMPARED TO SIX MONTHS ENDED JANUARY 31,
1995

     The Company reported sales of $1.58 billion for the six months ended January 31, 1996, representing an improvement of 6% compared with $1.48 billion for the prior year's period. Operating profit increased by 10%, improving to $142.1 million for the current year's period compared with $128.8 million for the corresponding period of the prior year.

     The Advanced Electronics segment reported sales and operating profit for the first six months of the current fiscal year of $790.6 million and $63.3 million, compared with $740.9 million and $57.8 million, respectively, for the first six months of fiscal year 1995. The improvements were primarily attributable to acquisitions completed during fiscal year 1995. Subsequent to the end of the second quarter, the Company completed the acquisitions of PRC and TELDIX GmbH. These acquisitions will enhance this segment's ability to provide more comprehensive services. Backlog for this segment was $1.78 billion at January 31, 1996 compared to $1.75 billion at July 31, 1995.

     While the outlook on defense spending remains uncertain, this segment's base of programs and participation in high priority defense requirements should continue to help lessen the impact of further reductions. Additionally, the Company will continue to focus on acquisitions which will enhance its opportunity to participate in new programs.

     The Marine Engineering and Production segment reported sales and operating profit for the six month period ended January 31, 1996 of $657.9 million and $65.9 million compared with $632.0 million and $60.7 million for the comparable period in fiscal year 1995. The improved results were attributable to increased construction activities on four Aegis guided missile destroyers currently under construction and two multipurpose amphibious assault ships. A fifth Aegis guided missile destroyer, nearing completion, is scheduled to be delivered in the third quarter of fiscal year 1996. Backlog for this segment at January 31, 1996 was $3.64 billion, including an award by the U.S. Navy to build a seventh multipurpose amphibious assault ship and two additional Aegis guided missile destroyers. Backlog at July 31, 1995 was $3.31 billion.

     The Interconnect Products segment also contributed with improved results as strong demand for its electronics-related products continued during the six months ended January 31, 1996.

FISCAL YEAR ENDED JULY 31, 1995 AS COMPARED TO FISCAL YEAR ENDED JULY 31, 1994

     Earnings from continuing operations were significantly higher in 1995 primarily because the 1994 results were impacted by a charge to operations for the settlement of a civil suit. Additionally, interest expense was significantly lower in 1995 as a result of the early extinguishment of certain subordinated debt in July 1994 and there was a reduction in corporate expenses in 1995 as the 1994 results included costs related to WAI.

     Sales for the Advanced Electronics segment were substantially comparable with the prior year. The impact of reduced defense spending was offset by contributions from the previously discussed acquisitions and the effects of non-recurring revenues recognized upon completion of a long-term contract. Operating margin improved to 7.5% for fiscal year 1995 compared with 7.1% for fiscal year 1994, exclusive of the settlement of a civil suit. This improvement reflects increased operating efficiency as a result of continuing efforts to adjust the cost structure of these businesses. Backlog increased slightly to $1.75 billion at July 31, 1995 compared with $1.70 billion at July 31, 1994, primarily due to acquisitions made during 1995.

     The Marine Engineering and Production segment maintained a comparable profit margin on slightly lower sales in comparison with the prior year. The decline in sales reflected the transition from the completion and winding down of certain contracts to the startup of new contracts. Contracts completed and delivered during fiscal year 1995 included four Aegis guided missile destroyers and one multipurpose amphibious assault ship to the U.S. Navy, and two SA'AR 5 class corvettes to the Israeli government. During fiscal year 1995, the Company received funding for the construction of two additional destroyers with an aggregate estimated contract value in excess of $700 million. Backlog at July 31, 1995 amounted to $3.31 billion compared with $3.69 billion at July 31, 1994. Backlog at July 31, 1995 included eight Aegis guided missile destroyers, of which six were under construction, and two multipurpose amphibious assault ships, both of which were in production.

     The Interconnect Products segment maintained a comparable level of sales, while operating profit was significantly higher in 1995. Operating profit for 1994 was affected by a charge recorded to adjust the carrying value of a division which was subsequently sold.

     Interest expense was significantly lower in 1995 compared with 1994 as a result of the early extinguishment of certain subordinated debt in July 1994. The use of cash for the extinguishment also resulted in lower interest income in fiscal year 1995.

FISCAL YEAR ENDED JULY 31, 1994 AS COMPARED TO FISCAL YEAR ENDED JULY 31, 1993

     Overall sales for 1994 were comparable to 1993. Earnings from continuing operations before extraordinary item for 1994 were $51.3 million compared with $87.3 million for 1993, before the cumulative effect of a change in accounting for retiree health and life insurance benefits. Results for 1994 were affected by a charge of $86.0 million pre-tax, or $53.8 million after tax, for the settlement of a civil suit.

     Sales for the Advanced Electronics segment were lower in 1994 as a result of continued reductions in defense spending. Although operating profit was affected by the $86.0 million charge, the settlement brought a conclusion to an uncertainty which would have required the commitment of company resources on a long-term basis. Exclusive of the charge, operating margin improved to 7.1% in 1994 compared with 6.4% for 1993. While the Company continued to focus on improving the cost structures and capacity of these operations during 1994, operating margin benefited from the effects of earlier efforts.

     The Marine Engineering and Production segment continued its solid performance and strong cash flow during 1994. Sales and operating profit were higher in 1994 as a result of an increased level of activity. Profit margin also improved slightly. Backlog at July 31, 1993 was $4.64 billion compared with $3.69 billion at July 31, 1994 which did not include the options for two Aegis destroyers funded in 1995.

     Interest expense for fiscal year 1994 was lower than fiscal year 1993 due mainly to the June 1993 call for redemption and subsequent conversion of certain zero coupon convertible subordinated notes.

DISCONTINUED OPERATIONS

     On March 17, 1994, Litton distributed all of the issued and outstanding shares of common stock of its previously wholly-owned subsidiary, WAI, which was reflected as discontinued operations for fiscal years 1994 and 1993. The balance sheet effect of the distribution was a reduction to Litton's Shareholders' Investment in the aggregate amount of $909.2 million representing the book value of net assets distributed. Results for fiscal year 1994 included special charges totalling $179 million, net of tax, recorded to reflect the write-down of net assets of a certain division and to provide for obsolescence of older technology equipment, vessels and inventory and the consolidation of facilities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company completed the first half of fiscal year 1996 with $133.8 million in cash and marketable securities, compared with $110.7 million at July 31, 1995. Cash flow from operations provided the funds for working capital needs and for the acquisition of the Inertial Systems Business Unit of Hughes Electronics Corp.'s Delco Systems Operation in the second quarter. In connection with the acquisition of PRC on February 16, 1996, the Company borrowed $400 million under the existing revolving credit agreement with various banks at an interest rate of 5.5125%. Net proceeds from the sale of the Debentures offered hereby will reduce the borrowings under the revolving credit agreement.

ENVIRONMENTAL MATTERS

     The Company has been named as a potentially responsible party in respect to various sites to which certain of its operations may have contributed waste. Also, the Company and certain of its divisions and subsidiaries have incurred costs, which have not had a material impact on the Company's consolidated financial statements in any one year, for cleaning up a number of sites owned or leased by the Company. At this time, the Company believes that its ultimate liability for additional expenditures associated with sites owned and other sites to which it may have contributed waste will not have a material adverse effect on its consolidated financial statements.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined financial statements have been prepared from the historical financial statements of Litton, PRC and Steerage. On February 16, 1996, Litton acquired all of the issued and outstanding shares of PRC for a preliminary purchase price of $425 million in cash. This acquisition will be accounted for under the purchase method of accounting. The acquisition cost will be allocated among the net assets of PRC based upon their estimated fair market values. However, this allocation process has not yet been completed. Accordingly, the excess purchase price over PRC's net book values is presented as a separate caption in the pro forma combined balance sheet.

     On February 8, 1996, Litton agreed to acquire Steerage. Litton will issue approximately 2.2 million shares of Common Stock to effect the acquisition, which will be accounted for under the pooling of interests method. Accordingly, the amounts presented herein represent historical amounts with certain reclassifications made to conform with Litton's presentation.

     The operations of PRC and Steerage for the 12 months ended June 30, 1995 have been combined with Litton's operations for the fiscal year ended July 31, 1995 and the operations for the six months ended December 31, 1995 have been combined with Litton's operations for the six months ended January 31, 1996. Steerage results for the prior periods have been excluded because Steerage was previously subject to a purchase acquisition in November 1993; accordingly, the basis of its net assets was adjusted to the then fair market values, rendering prior period operating results incomparable. The following pro forma combined statements of operations give effect to the combinations as if they had occurred on August 1, 1994. The pro forma combined balance sheet gives effect to the combinations as if they had occurred on January 31, 1996. The pro forma adjustments described in the accompanying notes reflect preliminary estimates and assumptions that management believes are reasonable in the circumstances.

     The unaudited pro forma combined financial statements are not necessarily indicative of what the financial position or results of operations would have been if the combinations had occurred on the above-mentioned dates. Additionally, they are not indicative of future results of operations or financial position. The unaudited pro forma combined financial statements should be read in conjunction with Litton's historical consolidated financial statements and notes thereto, along with PRC's financial statements for the year ended December 31, 1995 incorporated by reference in the accompanying Prospectus. See "Incorporation by Reference" in the accompanying Prospectus.

                            LITTON INDUSTRIES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED JANUARY 31, 1996

                                       LITTON          PRC          STEERAGE
                                     HISTORICAL     HISTORICAL     HISTORICAL
                                     SIX MONTHS     SIX MONTHS     SIX MONTHS
                                        ENDED         ENDED          ENDED
                                     JANUARY 31,   DECEMBER 31,   DECEMBER 31,     PRO FORMA          COMBINED
                                        1996           1995           1995       ADJUSTMENTS(1)        TOTAL
                                     -----------   ------------   ------------   --------------      ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales and Service Revenues.........   $1,575,639     $400,770        $78,310                         $2,054,719
Costs and Expenses
  Cost of Sales....................    1,230,620      314,533         57,303                          1,602,456
  Selling, General and
     Administrative................      178,708       58,273         10,177                            247,158
  Depreciation and Amortization....       49,620        9,821          2,002        $  2,615 (2)         64,058
  Intercompany Interest to Black &
     Decker........................           --       10,897             --         (10,897)(3)             --
  Other Interest -- Net............           39           --          1,836          12,855 (4)         14,730
                                      ----------     --------        -------        --------         ----------
          Total....................    1,458,987      393,524         71,318           4,573          1,928,402
                                      ----------     --------        -------        --------         ----------
Earnings before Taxes on Income....      116,652        7,246          6,992          (4,573)           126,317
Taxes on Income....................      (47,244)      10,712         (3,021)        (11,781)(5)        (51,334)
                                      ----------     --------        -------        --------         ----------
Net Earnings.......................   $   69,408     $ 17,958        $ 3,971        $(16,354)        $   74,983
                                      ==========     ========        =======        ========         ==========
Earnings per Share(6):
  Primary..........................   $     1.45                                                     $     1.50
                                      ==========                                                     ==========
  Fully Diluted....................   $     1.45                                                     $     1.50
                                      ==========                                                     ==========

                            See accompanying notes.

                            LITTON INDUSTRIES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 31, 1996

                                                                   PRC          STEERAGE
                                                 LITTON        HISTORICAL      HISTORICAL
                                             HISTORICAL AT         AT              AT
                                              JANUARY 31,     DECEMBER 31,    DECEMBER 31,     PRO FORMA               COMBINED
                                                  1996            1995            1995       ADJUSTMENTS(1)             TOTAL
                                             --------------   -------------   ------------   --------------           ----------
                                                                               (IN THOUSANDS)
ASSETS
  Current Assets
    Cash and Marketable Securities.........    $  133,846       $   1,052       $    226        $(90,592)(7)(8)(9)    $   44,532
    Accounts Receivable, Net...............       412,292         245,342         31,832                                 689,466
    Inventories less Progress Billings.....       537,948          12,132         32,645                                 582,725
    Deferred Tax Assets....................       363,948              --          2,714                                 366,662
    Prepaid Expenses.......................        21,705          23,433          1,349                                  46,487
                                               ----------        --------       --------        --------              ----------
        Total Current Assets...............     1,469,739         281,959         68,766         (90,592)              1,729,872
                                               ----------        --------       --------        --------              ----------
  Property, Plant and Equipment, Net.......       618,087          21,797         29,882                                 669,766
  Goodwill and Other Intangibles, Net......       240,337          40,111         17,708         (40,111)(2)             258,045
  Excess of Purchase Price over Net Assets
    Acquired...............................            --              --             --         213,297 (2)(7)          213,297
  Other Assets and Long-Term Investments...       273,126          46,194          3,285          (1,781)(8)             320,824
                                               ----------        --------       --------        --------              ----------
        Total Assets.......................    $2,601,289       $ 390,061       $119,641        $ 80,813              $3,191,804
                                               ==========        ========       ========        ========              ==========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
  Current Liabilities
    Accounts Payable.......................    $  677,307       $ 110,464       $ 26,161        $ (2,000)(10)         $  811,932
    Intercompany Amounts due to Black &
      Decker...............................            --          65,537             --         (65,537)(3)                  --
    Payrolls and Related Expenses..........       240,731          29,367          2,985                                 273,083
    Taxes on Income........................        97,681              --          1,976                                  99,657
    Notes Payable and Current Portion of
      Long-Term Obligations................        29,441              --         12,050         (12,050)(8)              29,441
    Other Current Liabilities..............       250,390              --          7,078                                 257,468
                                               ----------        --------       --------        --------              ----------
        Total Current Liabilities..........     1,295,550         205,368         50,250         (79,587)              1,471,581
                                               ----------        --------       --------        --------              ----------
  Intercompany Notes Payable to Black &
    Decker.................................            --         197,700             --        (197,700)(3)                  --
  Long-Term Obligations....................        93,272           4,916         47,530         350,050 (7)(8)(10)      495,768
  Postretirement Benefit Obligations Other
    than Pensions..........................       206,211              --             --                                 206,211
  Deferred Tax Liabilities.................        58,127         (40,000)         2,699          40,000 (2)              60,826
  Other Long-Term Liabilities..............       120,590              --             --                                 120,590
  Redeemable Cumulative Preferred Stock....            --              --          8,092          (8,092)(9)                  --
  Shareholders' Investment
    Capital Stock
      Non-Voting Convertible Preferred
        Stock..............................            --              --            140            (140)(11)                 --
      Voting Preferred Stock -- Series B...         2,053              --             --                                   2,053
      Common Stock.........................        46,318               1             10           2,189 (7)(11)          48,518
    Additional Paid-in Capital.............       287,538          12,145          5,740         (14,195)(7)(11)         291,228
    Retained Earnings......................       520,856           9,931          3,682         (11,712)(7)(8)          522,757
    Cumulative Currency Translation
      Adjustment...........................       (29,226)             --          1,498                                 (27,728)
                                               ----------        --------       --------        --------              ----------
        Total Shareholders' Investment.....       827,539          22,077         11,070         (23,858)                836,828
                                               ----------        --------       --------        --------              ----------
        Total Liabilities and Shareholders'
          Investment.......................    $2,601,289       $ 390,061       $119,641        $ 80,813              $3,191,804
                                               ==========        ========       ========        ========              ==========

                            See accompanying notes.

                            LITTON INDUSTRIES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED JULY 31, 1995

                                   LITTON                          STEERAGE
                                 HISTORICAL    PRC HISTORICAL     HISTORICAL
                                 YEAR ENDED    TWELVE MONTHS     TWELVE MONTHS
                                  JULY 31,     ENDED JUNE 30,     ENDED JUNE        PRO FORMA          COMBINED
                                    1995            1995           30, 1995       ADJUSTMENTS(1)        TOTAL
                                 ----------    --------------    -------------    --------------      ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales and Service Revenues.....  $3,319,725       $714,072          $134,738                          $4,168,535
Costs and Expenses
  Cost of Sales................   2,646,342        543,048            94,684                           3,284,074
  Selling, General and
     Administrative............     348,014        123,786            23,101                             494,901
  Depreciation and
     Amortization..............      95,356         16,442             4,277         $  5,042 (2)        121,117
  Intercompany Interest to
     Black & Decker............          --         23,981                --          (23,981)(3)             --
  Other Interest -- Net........       3,053             --             4,286           25,837 (4)         33,176
                                 ----------       --------           -------         --------         ----------
          Total................   3,092,765        707,257           126,348            6,898          3,933,268
                                 ----------       --------           -------         --------         ----------
Earnings before Taxes on
  Income.......................     226,960          6,815             8,390           (6,898)           235,267
Taxes on Income................     (91,945)            --            (4,256)              33 (5)        (96,168)
                                 ----------       --------           -------         --------         ----------
Net Earnings...................  $  135,015       $  6,815           $ 4,134         $ (6,865)        $  139,099
                                 ==========       ========           =======         ========         ==========
Earnings per Share(6):
  Primary......................  $     2.84                                                           $     2.80
                                 ==========                                                           ==========
  Fully Diluted................  $     2.84                                                           $     2.80
                                 ==========                                                           ==========

                            See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

 (1) The transaction costs to be incurred by Litton and Steerage, which are estimated to be $400 thousand and $3 million, respectively, have not been reflected in the pro forma combined statements of operations presented herein. These costs will be expensed at the time of closing.

 (2) The allocation of the excess PRC purchase price over the net assets acquired between tangibles, intangibles with a definite life and intangibles with an indefinite life has not been completed. The pro forma combined statements of operations presented herein reflect the amortization of this excess amount over an estimated composite life of 30 years, net of PRC's historical goodwill amortization.

 (3) To eliminate PRC intercompany debt due to its former parent which was not assumed by Litton and to eliminate related intercompany interest expense on the pro forma combined statements of operations.

 (4) To record interest expense on long-term borrowings incurred in connection with the PRC acquisition and reduction in interest income on the cash portion of the purchase price. The estimated effective rates used were based on the weighted-average of the applicable rates in effect during fiscal year 1995 and the six months ended January 31, 1996, respectively. The effects of a .125% change in the interest rates would be approximately $500 thousand for the fiscal year ended July 31, 1995 and approximately $250 thousand for the six months ended January 31, 1996.

 (5) To provide for income taxes on pro forma adjustments and PRC's earnings at an estimated combined statutory tax rate of 40%.

 (6) Pro forma earnings per share is based on historical weighted average common shares outstanding and common stock equivalent shares plus the estimated number of shares, 2,200,000, to be issued in connection with the Steerage acquisition. The historical number of primary and fully diluted shares for fiscal year ended July 31, 1995 were 47,187,934 and 47,261,898, respectively. The corresponding historical shares for the six months ended January 31, 1996 were 47,490,275 and 47,644,726.

 (7) To record the acquisition of PRC for $25 million in cash and $400 million in long-term borrowings (the Debentures offered hereby) under the purchase method of accounting.

 (8) To reflect repayment of Steerage's notes and term loan payable at acquisition.

 (9) To reflect the mandatory redemption of Steerage's outstanding cumulative preferred stock at acquisition.

(10) To exclude PRC liabilities totalling $6.5 million not assumed.

(11) To record issuance of Litton Common Stock to effect the acquisition of Steerage under the pooling of interests method.

                                    BUSINESS

     The Company is mainly a high technology aerospace and defense corporation which provides advanced electronic and defense systems and marine engineering and production to U.S. and world markets. The Company also provides electronic components and interconnect products to customers worldwide. The Company was founded in California in 1953 and has evolved into a major international organization with approximately 28,200 employees at more than 20 divisions as of January 31, 1996.

     The Company's businesses are reported in three business segments: Advanced Electronics, Marine Engineering and Production, and Interconnect Products. For financial information concerning the Company's business segments, see "Management's Discussion and Analysis of Historical Financial Condition and Results of Operations" above.

     The Company has completed or agreed to a number of acquisitions and dispositions in the last two years. In March of 1994 the Company spun-off its WAI business. Since then it has acquired or agreed to acquire businesses with combined annual revenues of approximately $1.3 billion which include the PRC and Steerage acquisitions described above. All of these acquisitions complement existing businesses in the Advanced Electronics segment, which is expected to account for an increasing percentage of the Company's future revenues.

ADVANCED ELECTRONICS

     The Company is a major supplier of electronic systems and related services to the United States and international military electronics markets. Principal programs and products include development, manufacture and assembly of inertial navigation, guidance and control systems; command, control and communications; and electronic warfare systems. The Company participates in ongoing development and production programs as well as upgrade and retrofit business worldwide to serve both defense and commercial aerospace markets.

     Litton strives to be at the forefront of technological development in navigation, guidance and control systems. The Company's products are installed on most tactical military aircraft. Litton also provides systems for commercial aircraft, land vehicles, missiles, helicopters and ships. To date, Litton has produced more than 36,000 inertial navigation systems. This installed base offers large ongoing retro-fit opportunities. Significant contracts include a contract concerning the development and delivery of the GPS Guidance Package
(GGP) based on high accuracy fiber optic gyro and Global Positioning System
(GPS) technology; a contract to continue production of guidance units for the U.S. Navy's Tomahawk cruise missile; contracts to produce the LN-201 fiber optic inertial measurement unit (IMU) for the U.S. Air Force's Advanced Medium Range Air-to-Air Missile (AMRAAM); a contract to develop advanced instrument panel displays that will significantly upgrade the combat capability of the U.S. Army's Bradley Fighting Vehicles and contracts to supply similar Active Matrix Liquid Crystal Displays (AMLCDs) for the U.S. Army's RAH-66 Comanche and the British EH-101 Merlin helicopter programs and the Lockheed Martin C-130J aircraft program.

     In its command, control and communications business, Litton is continuing work on the U.S. Army's Theater High Altitude Area Defense (THAAD) antimissile system. To date, the Company has delivered five tactical shelter groups and its first installment of battle command software for use during the demonstration/validation flight test phase of the THAAD system at White Sands Missile Range in New Mexico. In addition, a contract with the U.S. Army establishes Litton as the U.S. Army's standard supplier of hand-held computers for the next five years. In a similar program, Litton is part of an industrial team led by TRW to provide hand-held computers and associated equipment to the U.S. Army for a program called Force XXI -- Applique, the first large scale development program aimed at integrating the latest information and communications technology for organizations up to brigade level.

     In its electronic warfare systems business, the Company produces a wide range of threat warning systems, electro-optical systems, electronic support measures and laser range finder/target designators for U.S. and allied military services. In fiscal 1995, Litton received a contract from the U.S. Air Force to continue production of AN/ALR-56M advanced airborne radar warning systems. The 24-month pact is for a total of 46 systems to be installed in F-16 aircraft for the U.S. and Taiwan, Republic of China. Recently Litton won a contract to supply the U.S. military's requirements for AN/ALR-56M systems over the next three years. Another contract was awarded to Litton by the German Ministry of Defense to produce AN/ALR-68(V)3 airborne threat warning system upgrade kits. This equipment will be installed on AN/ALR-68 systems currently aboard German F-4 aircraft. The U.S. Navy also selected Litton to provide more than 200 AN/ALR-66B(V)3 modification kits, which will be installed as upgrades to the AN/ALR-66A(V)3 systems presently employed as the standard radar warning receiver, electronic support measures and targeting system on the Navy's P-3C maritime patrol aircraft.

     Sales backlog for the Advanced Electronics segment was $1.78 billion and $1.75 billion at January 31, 1996 and July 31, 1995, respectively.

     Significant revenues of the Advanced Electronics segment are derived from sales to the U.S. Government (approximately 64% for fiscal year 1995).

MARINE ENGINEERING AND PRODUCTION

     The Company's Ingalls Shipbuilding subsidiary is a leading designer and builder of complex surface combatant ships for the U.S. Navy. The subsidiary is also a major provider of modernization, overhaul and repair work and continues to explore opportunities internationally. Ingalls has delivered a total of 70 new destroyers, cruisers and amphibious assault ships to the Navy since 1975.

     Ingalls is the leading builder of surface combatants and is one of two shipyards designing and building Arleigh Burke (DDG-51) class Aegis guided missile destroyers for the U.S. Navy. Seven of 14 ships ordered have been delivered.

     In addition to Aegis destroyers, Ingalls is building all of the Navy's LHD class amphibious assault ships. The ship's primary mission is the embarkation, deployment, landing and support of a fully equipped U.S. Marine force of 2,000 troops by helicopter from the flight deck and by landing craft from a huge sheltered "well deck" in the stern section of the ship. Four of the six ships ordered have been delivered with the final two currently in production. The U.S. Navy, in December of 1995, exercised their option for a seventh LHD with an estimated contract value in excess of $950 million.

     Internationally, Ingalls is actively marketing adaptations of the SA'AR 5 corvette class ship, recently delivered to the Israeli Navy, to other countries. Ingalls intends to participate in an upcoming bid to build corvettes for Kuwait. Other opportunities may develop for building corvette class vessels for the navies of Taiwan, Republic of China, Singapore and the Philippines.

     In addition to ship construction, Ingalls provides planning, engineering and support services to the Navy which generated revenue of more than $100 million in fiscal 1995. Ingalls was selected to continue engineering and technical services work for Spruance (DD-963) and Kidd (DDG-993) class destroyers with similar services to be provided in support of the Arleigh Burke (DDG-51) class Aegis destroyer and the Navy's Ticonderoga (CG-47) class of Aegis guided missile cruisers.

     Sales backlog for the Marine Engineering and Production segment was $3.64 billion and $3.31 billion at January 31, 1996 and July 31, 1995, respectively.

     Substantially all of the revenues of the Marine Engineering and Production segment are derived from sales to the U.S. Government (approximately 97% for fiscal year 1995).

INTERCONNECT PRODUCTS

     The Interconnect Products group is an international supplier of electronic connectors, multilayer circuit boards and other interconnect products. This group is comprised of manufacturing businesses which serve primarily the telecommunications and computer industries. The products range from printed circuit boards, backpanel assemblies and signal connectors to solder, solder paste and power connectors. Secondary markets include transportation, military, instrumentation and nuclear customers.

U.S. GOVERNMENT CONTRACTS

     Contracts with the U.S. Government are, in many cases, performed over extended periods of time and are subject to changes in design, scope, schedules, costs and funding. In addition, contracts with the U.S. Government are subject to certain laws and regulations with which non-compliance by the contractor may result in various sanctions including monetary penalties and fines as well as debarment or suspension from further Government contracts.

     Substantially all of the Company's contracts for and with the U.S. Government are terminable at the option of the Government whenever it believes that such termination would be in its best interests. Under contracts so terminated, the Company is generally entitled to receive payment for work completed and reasonable allowable costs incurred. Whether the occurrence of any such termination would have an adverse effect on the Company would depend upon the particular contract and the nature of the termination. At the present time, management is not aware of any such circumstances which would result in a material impact on its consolidated financial statements.

     Approximately 73% of the Company's consolidated revenues for fiscal year 1995 were derived from sales to the U.S. Government.

RESEARCH AND DEVELOPMENT

     Worldwide expenditures on research and development activities amounted to $98.5 million, $227.1 million, $220.1 million and $254.6 million, of which approximately 30%, 28%, 26% and 21% were Company-sponsored in the six months ended January 31, 1996 and the fiscal years ended July 31, 1995, 1994 and 1993, respectively. The Advanced Electronics segment accounted for almost all of the total research and development expenditures in such periods.

ENVIRONMENTAL PROTECTION

     During the six months ended January 31, 1996 and the fiscal year ended July 31, 1995 the amounts incurred in compliance with federal, state and local regulations pertaining to environmental standards did not have a material effect upon the capital expenditures or earnings of the Company.

NUMBER OF EMPLOYEES

     At January 31, 1996, the Company had approximately 28,200 full-time employees. Employment by business segment was as follows:

        Advanced Electronics................................................  13,400
        Marine Engineering and Production...................................  12,800
        Interconnect Products and Other.....................................   2,000
                                                                              ------
                                                                              28,200
                                                                              ======

                         DESCRIPTION OF THE DEBENTURES

     The following information concerning the      % Debentures Due
            , 2026 (the "Debentures Due 2026") and the      % Debentures Due
            , 2036 (the "Debentures Due 2036") offered hereby supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

     The Debentures will be issued as Senior Securities under the Senior Indenture dated as of December 15, 1991 (the "Indenture"), which is more fully described in the accompanying Prospectus.

     The Debentures will be issued as unsecured obligations of the Company in an aggregate principal amount of US$400,000,000. The Debentures Due 2026 will be limited to US$300,000,000 aggregate principal amount and will mature on
            , 2026. The Debentures Due 2036 will be limited to US$100,000,000
aggregate principal amount and will mature on             , 2036.

     The Debentures will bear interest from             , 1996, payable
semi-annually in arrears on each             and             , commencing
            , at rates set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Debentures are registered on the
preceding             and             , respectively.

     The Debentures Due 2036 are not subject to defeasance as described under "Description of Debt Securities -- Senior Securities -- Defeasance" in the
accompanying Prospectus until after             , 2006.

RESTRICTIVE COVENANTS

     The Debentures are entitled to the benefit of certain restrictive covenants described in the accompanying Prospectus under the heading "Description of Debt Securities -- Senior Securities -- Certain Covenants" except that the percentage threshold in clause (d) of the first paragraph under such heading will be 15% rather than 10%.

OPTIONAL REDEMPTION

     The Debentures will be redeemable, in whole or in part, at the option of the Company at any time in the case of the Debentures Due 2026 and at any time
after             , 2006 in the case of the Debentures Due 2036, in each case at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures or (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.10%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     "Reference Treasury Dealer" means each of Goldman, Sachs & Co., CS First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.

     The Debentures will not be entitled to the benefit of a sinking fund.

OPTIONAL REPAYMENT

     The Debentures Due 2036 may be repaid on             , 2006, at the option
of the registered holders of the Debentures Due 2036, at 100% of their principal
amount, together with accrued interest to             , 2006. In order for a
holder to exercise this option, the Company must receive at its office or agency
in New York, New York, during the period beginning on             , 2006 and
ending at 5:00 p.m. (New York City time) on             , 2006 (or, if
            , 2006 is not a Business Day, the next succeeding Business Day), the Debenture Due 2036 with the form entitled "Option to Elect Repayment on
            , 2006" on the reverse of the Debenture Due 2036 duly completed. Any
such notice received by the Company during the period beginning on             ,
2006 and ending at 5:00 p.m. (New York City time) on             , 2006 shall be
irrevocable. See "-- Book-Entry System." The repayment option may be exercised by the holder of a Debenture Due 2036 for less than the entire principal amount of the Debentures Due 2036 held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture Due 2036 for repayment will be determined by the Company, whose determination will be final and binding.

     Failure by the Company to repay the Debentures Due 2036 when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

     As long as the Debentures Due 2036 are represented by a Global Security, the Depositary or the Depositary's nominee (as defined below) will be the registered holder of the Debentures Due 2036 and therefore will be the only entity that can exercise a right to repayment. See "-- Book-Entry System."

     No similar right of repayment is available to holders of the Debentures Due 2026.

BOOK-ENTRY SYSTEM

     The Debentures will be represented by Global Securities that will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

     The Depositary has advised the company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until they are exchanged in whole or in part for certificated Debentures in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     The Debentures represented by the Global Securities will not be exchangeable for certificated Debentures, provided that if the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debentures in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have Global Securities, and, in such event, will issue individual Debentures in definitive form in exchange for the Global Securities previously representing all such Debentures. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of Debentures in definitive form equal in principal amount to such beneficial interest and to have such Debentures registered in its name. Individual Debentures so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     Payments of principal of and interest on the Debentures will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of the Global Securities. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     A further description of the Depositary's procedures with respect to the Debentures is set forth in the accompanying Prospectus under the heading "Description of Debt Securities -- Book-Entry Debt Securities."

     So long as the Debentures Due 2036 are represented by a Global Security, the Depositary or the Depositary's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Debentures Due 2036. Notice by participants or by owners of beneficial interests in a Global Security held through such participants of the exercise of the option to elect repayment of beneficial interests in Debentures Due 2036 represented by a Global Security must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to participants. In order to ensure that the Depositary or the Depositary's nominee will timely exercise a right to repayment with respect to a particular Debenture Due 2036, the beneficial owner of such Debenture Due 2036 must instruct the broker or other participant through which it holds an interest in such Debenture Due 2036 to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Debenture Due 2036 in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of such notice to the Depositary.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                PRINCIPAL
                                                                  AMOUNT         PRINCIPAL
                                                                    OF           AMOUNT OF
                                                                DEBENTURES       DEBENTURES
                         UNDERWRITER                             DUE 2026         DUE 2036
-------------------------------------------------------------  ------------     ------------
Goldman, Sachs & Co. ........................................  $                $
CS First Boston Corporation .................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................
J.P. Morgan Securities Inc. .................................
                                                                -----------      -----------
          Total..............................................  $300,000,000     $100,000,000
                                                                ===========      ===========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

     The Underwriters propose to offer the Debentures Due 2026 in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such
price less a concession of   % of the principal amount of the Debentures Due
2026. The Underwriters may allow, and such dealers may reallow, a concession not
to exceed   % of the principal amount of the Debentures Due 2026 to certain brokers and dealers. After the Debentures Due 2026 are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Underwriters propose to offer the Debentures Due 2036 in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such
price less a concession of   % of the principal amount of the Debentures Due
2036. The Underwriters may allow, and such dealers may reallow, a concession not
to exceed   % of the principal amount of the Debentures Due 2036 to certain brokers and dealers. After the Debentures Due 2036 are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking and commercial banking activities with the Company and its subsidiaries. An affiliate of J.P. Morgan Securities Inc. is the agent and a lender under the Company's revolving credit agreement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF SECURITIES

     The validity of the Debentures offered hereby will be passed upon for the Company by John E. Preston, Esq., Senior Vice President and General Counsel of the Company, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. As of March 5, 1996, Mr. Preston held 7,497 shares of Common Stock of the Company and options to acquire 31,220 such shares.

                                    EXPERTS

     The consolidated financial statements of the Company as of July 31, 1995 and 1994, and for each of the three years in the period ended July 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report with respect thereto, and are incorporated by reference in the accompanying Prospectus in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                            LITTON INDUSTRIES, INC.
                                DEBT SECURITIES

                             ---------------------

     Litton Industries, Inc. (the "Company") may from time to time offer its Debt Securities (the "Debt Securities"), which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") in priority of payment for proceeds of up to $600,000,000 on terms determined by market conditions at the time of sale. The designation, principal amount, offering price, maturity, interest rate and any redemption provisions of the Debt Securities are described in the accompanying Prospectus Supplement, together with other terms and matters related to the offering.

     The Debt Securities may be sold directly or through agents, underwriters or dealers. If agents of the Company or underwriters are involved in the sale of the Debt Securities, their names and descriptions of their compensation and indemnification arrangements are contained in the Prospectus Supplement.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 The date of this Prospectus is March 6, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, at its New York Regional Office, 7 World Trade Center (Suite 1300), New York, New York 10048, and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information about the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. This Prospectus does not contain all the information set forth in the related registration statement and exhibits thereto which the Company has filed with the Securities and Exchange Commission under the Securities Act of 1933 and to which reference is hereby made.

                           INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission are incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the fiscal year ended July 31,
     1995;

          (b) Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1995; and

          (c) Current Reports on Form 8-K and 8-K/A dated February 22, 1996 and March 4, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or so superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Debt Securities, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Litton Industries, Inc., 21240 Burbank Boulevard, Woodland Hills, California 91367-6675, Attention: Investor Relations; telephone: (818) 598-5000.

                                  THE COMPANY

     The Company is mainly a high technology aerospace and defense corporation which provides advanced electronic and defense systems and marine engineering and production to U.S. and world markets. The Company also provides electronic components and interconnect products to customers worldwide. Approximately 73% of the Company's consolidated revenues for the fiscal year ended July 31, 1995 were derived from sales to the U.S. Government. The Company was founded in California in 1953 and has evolved into a major international organization with approximately 28,200 employees at more than 20 divisions as of January 31, 1996.

     The principal executive offices of the Company are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675, and its telephone number is
(818) 598-5000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing the sum of historical Earnings before Taxes on Income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest. The calculations for fiscal years 1994, 1993, 1992 and 1991 exclude the results of Western Atlas Inc. ("WAI"), a former subsidiary the common stock of which was distributed to holders of Litton common stock in March 1994. The results of WAI were reported as discontinued operations.

                                      SIX MONTHS
                                        ENDED                          FISCAL YEAR
                                     JANUARY 31,                      ENDED JULY 31,
                                    --------------    ----------------------------------------------
                                    1996     1995     1995     1994(1)     1993     1992     1991(2)
                                    -----    -----    -----    -------     ----     ----     -------
Ratio of Earnings to
  Fixed Charges...................  12.6x    12.0x    12.2x      2.4x      2.6 x    2.0 x      1.4x

---------------
(1) Pre-tax earnings for fiscal year 1994 included a charge of $86.0 million related to the settlement of a civil suit.

(2) In fiscal year 1991, the Company provided for the loss on sale of a division, which resulted in a charge to pre-tax earnings of $120.0 million.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the sale of the Debt Securities offered hereby will be added to the working capital of the Company which combined with internally generated funds, possible future borrowings, and existing cash and marketable securities may be used for capital expenditures, possible future acquisitions, repurchase of the Company's outstanding capital stock, refinancing of outstanding indebtedness, increased working capital requirements, and other corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either Senior Securities of the Company or Subordinated Securities of the Company. The Senior Securities will be issued under a senior indenture dated as of December 15, 1991 (the "Senior Indenture"), between the Company and The Bank of New York, as senior trustee (in such capacity, the "Senior Trustee"). The Subordinated Securities will be issued under a subordinated indenture dated as of December 15, 1991 (the "Subordinated Indenture"), between the Company and The Bank of New York, as subordinated trustee (in such capacity, the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures."

     A copy of each of the Indentures is filed as an exhibit to the registration statement relating hereto. Certain provisions of the Indenture are referred to and summarized below. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable Indenture. All section references below are to both Indentures other than section references under "Senior Securities" and "Subordinated Securities" below, which are references to the Senior Indenture and Subordinated Indenture, respectively.

GENERAL

     The aggregate principal amount of Debt Securities which can be issued under the Indentures is unlimited (Section 301). The Debt Securities to which this Prospectus relates will be issued from time to time in amounts the proceeds of which will aggregate up to $600,000,000 and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par or at an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates. The Debt Securities will be unsecured obligations of the Company issued in fully registered form without coupons or in bearer form with coupons. The Senior Securities will rank as to priority of payment with all other outstanding unsubordinated and unsecured indebtedness of the Company, while the indebtedness represented by the Subordinated Securities will be subordinated as described under "Subordinated Securities."

     Reference is made to the Prospectus Supplement for the following terms to the extent they are applicable to the Debt Securities: (a) designation and denomination of and any limit upon the aggregate principal amount of such Debt Securities, (b) whether such Debt Securities are Senior Securities or Subordinated Securities, (c) the percentage of principal amount at which such Debt Securities will be issued, (d) the date on which such Debt Securities will mature, (e) the rate or rates (which may be fixed or floating) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same, (f) the times at which interest will be payable, (g) the terms of any redemption provisions at the option of the Company or any repayment provisions at the option of the holder, (h) whether such Debt Securities are to be issued in book-entry form, and if so, the identity of the depositary and information with respect to book-entry procedures, (i) federal income tax consequences and (j) other terms of such Debt Securities.

     The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans, or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

     The Debt Securities will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its assets to any other person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indentures, and (ii) the Company or such successor person shall not immediately thereafter be in default under the Indentures. Upon the assumption of the Company's obligations by such a person in such circumstances, subject to certain exceptions, the Company shall be discharged from all its obligations under the Debt Securities and the Indentures (Section 801).

     Other than the restrictions on liens and sale and leaseback transactions set forth in the Senior Indenture and described below under "Senior
Securities -- Certain Covenants," the Indentures and the Debt Securities do not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company or any of its subsidiaries. The covenants in the Senior Indenture restricting liens and sale and leaseback transactions are not contained in the Subordinated Indenture, and holders of Subordinated Securities will accordingly have no right to enforce such covenants, nor will the consent of the holders of Subordinated Securities be required in connection with any waiver of such restrictive covenants.

AMENDMENT AND WAIVER

     Other than amendments not adverse to holders of the Debt Securities, amendments of the Indentures or the Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities affected (acting as one class). Waivers of compliance with any provision of the Indentures or the Debt Securities with respect to any series of Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities of that series. The consent of all holders of affected Debt Securities will be required to (a) change the stated maturity thereof, (b) reduce the principal amount thereof, (c) reduce the rate of interest or change the manner of calculating the same or the time of payment thereof, or (d) impair the right to institute suit for the payment of principal thereof or interest thereon (Section 902). The holders of a majority in aggregate principal amount of Debt Securities affected may waive any past default under the applicable Indenture and its consequences, except a default
(1) in the payment of the principal of or interest on such Debt Securities, or
(2) in respect of a provision which cannot be waived or amended without the consent of all holders of Debt Securities affected (Sections 513 and 902).

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supple-ment. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for certificates evidencing Debt Securities in definitive form, a Global Security may not, subject to certain exceptions, be registered for transfer or exchange except to the Depositary for such Global Security or a nominee of such Depositary (Sections 204 and 305).

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided in the Indenture governing Debt Securities represented by a Global Security, owners of beneficial interests in such Debt Securities will not (a) be entitled to have such Debt Securities registered in their names, (b) receive or be entitled to receive physical delivery of certificates representing such Debt Securities in definitive form, (c) be considered the owners or holders thereof under the Indenture governing such Debt Securities or (d) have any rights under the Indenture governing such Debt Securities with respect to such Global Security. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

     The Company, in its sole discretion, may at any time determine that any series of Debt Securities issued or issuable in the form of a Global Security shall no longer be represented by such Global Security and such Global Security shall be exchanged for securities in definitive form pursuant to the Indenture governing such Debt Securities (Section 204).

INFORMATION CONCERNING THE TRUSTEE

     The Company maintains banking relationships in the ordinary course of business with the Trustee, which has loaned the Company $33 million under the Company's revolving credit facility between the Company and the bank parties thereto.

     The occurrence of a default under either Indenture could create a conflicting interest for the Trustee under the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990 (the "Trust Indenture Act"). If the default has not been cured or waived within 90 days after the Trustee has or acquires a conflicting interest, the Trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as Trustee with respect to the Senior Securities or Subordinated Securities. In the event of the Trustee's resignation, the Company shall promptly appoint a successor trustee with respect to the affected Debt Securities.

SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Company and will rank as to priority of payment on a parity basis with all outstanding unsubordinated and unsecured indebtedness of the Company.

     Certain Covenants

     Unless otherwise provided in the Senior Securities, the Company will covenant not to create, assume or suffer to exist any lien on any Restricted Property (described below) to secure any debt of the Company, any subsidiary or any other person, or permit any subsidiary so to do, without securing the Senior Securities of any series having the benefit of the covenant equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions specified in the Senior Indenture. Exceptions include: (a) existing liens or liens on facilities of corporations at the time they become subsidiaries; (b) liens existing on facilities when acquired, or incurred to finance the purchase price, construction or improvement thereof; (c) certain liens required by contracts with, and in favor of, governmental entities; and
(d) liens otherwise prohibited by such covenant, securing indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not exceed 10% of the Company's consolidated net tangible assets (defined in the Senior Indenture as total assets less current liabilities and intangible assets) (Section 1006).

     Unless otherwise provided in the Senior Securities, the Company will also covenant not to, and not to permit any subsidiary to, enter into any sale and leaseback transaction covering any Restricted Property unless (a) the Company would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the Senior Securities, or (b) the Company, during the six months following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness or to the acquisition of Restricted Property (Section
1007).

     The Senior Indenture defines Restricted Property as (a) any manufacturing facility (or portion thereof) owned or leased by the Company or any subsidiary and located within the continental United States which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its subsidiaries taken as a whole, but no such manufacturing facility (or portion thereof) shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 2% of the Company's consolidated net tangible assets, or (b) any shares of capital stock or indebtedness of any subsidiary owning any such manufacturing facility (Section
101).

     There are no other restrictive covenants contained in the Senior Indenture.

     Events of Default

     Events of Default with respect to any series of Senior Securities under the Senior Indenture will include: (a) default in the payment of any principal of, or any premium on, such series; (b) default in the payment of any installment of interest on such series and continuance of such default for a period of 30 days;
(c) default in the performance of any other covenant in the Senior Indenture or in the Debt Securities and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Senior Trustee or by the Company and the Senior Trustee from the holders of at least 25% in principal amount of Senior Securities of such series then outstanding; or (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section 501). The Senior Trustee may withhold notice to the holders of a series of Senior Securities of any default (except in the payment of principal of, premium on or interest on such series of Senior Securities) if it considers such withholding to be in the interest of holders of the Senior Securities (Section 602). Not all Events of Default with respect to a particular series of Senior Securities issued under the Senior Indenture necessarily constitute Events of Default with respect to any other series of Senior Securities.

     On the occurrence of an Event of Default with respect to a series of Senior Securities, the Senior Trustee or the holders of at least 25% in principal amount of Senior Securities of such series then outstanding may declare the principal (or in the case of Senior Securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 502).

     Within 120 days after the end of each fiscal year, an officer of the Company must inform the Senior Trustee whether such officer knows of any default, describing any such default and the status thereof (Section 1004). Subject to provisions relating to its duties in case of default, the Senior Trustee is under no obligation to exercise any of its rights or powers under the Senior Indenture at the direction of any holders of Senior Securities unless the Senior Trustee shall have received a satisfactory indemnity (Section 601).

     Defeasance

     The Senior Indenture provides that the Company, at the Company's option,
(a) will be discharged from all obligations in respect of the Senior Securities of a series (except for certain obligations to register the transfer or exchange of Senior Securities, replace stolen, lost or destroyed Senior Securities, maintain paying agencies and hold moneys for payment in trust), or (b) need not comply with certain restrictive covenants of the Senior Indenture described under "Certain Covenants," in each case if the Company irrevocably deposits in trust with the Senior Trustee money or obligations of or guaranteed by the United States of America which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory redemption payments) and interest on the Senior Securities of such series on the dates such payments are due in accordance with the terms of such Senior Securities. To exercise either option, the Company is required to deliver to the Senior Trustee an opinion of nationally recognized independent tax counsel to the effect that the deposit and related defeasance would not cause the holders of the Senior Securities of such series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 403).

SUBORDINATED SECURITIES

     The Subordinated Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all existing and future Senior Indebtedness (Sections 101 and 1201). "Senior Indebtedness" means the principal of and any premium and interest on (a) all indebtedness of the Company or any Consolidated Subsidiary (including indebtedness of others guaranteed by the Company or any Consolidated Subsidiary) (other than the Subordinated Securities), whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, that is (A) for money borrowed or (B) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, except in the ordinary course of business, (b) obligations of the Company or any Consolidated Subsidiary as lessee under capitalized leases or leases of property made as part of any sale and leaseback transaction, and (c) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, unless in any case in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the Subordinated Securities. Notwithstanding the foregoing, no provision of the Subordinated Indenture will create or modify any indebtedness or obligation of the Company with respect to any indebtedness or obligation of any Consolidated Subsidiary or constitute any guarantee or other obligation of the Company with respect to any indebtedness or other obligation of any Consolidated Subsidiary except to the extent specifically provided in the instrument creating or evidencing such obligation or indebtedness of such Consolidated Subsidiary.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of Subordinated Securities will be required to pay over their share of such distribution in respect of the Subordinated Securities to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Securities (Section 1202).

     As of January 31, 1996, outstanding Senior Indebtedness consisted of approximately $65 million of indebtedness of the Company. There are no restrictions in the Subordinated Indenture on the creation of additional indebtedness, including Senior Indebtedness.

     Events of Default

     Events of Default with respect to any series of Subordinated Securities under the Subordinated Indenture will include: (a) default in the payment of any principal of, or any premium on, such series; (b) default in the payment of any installment of interest on such series and continuance of such default for a period of 30 days; (c) default in the performance of any other covenant in the Subordinated Indenture or in the Subordinated Securities and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Subordinated Trustee or by the Company and the Subordinated Trustee from the holders of at least 25% in principal amount of Subordinated Securities of such series then outstanding; or (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section 501). The Subordinated Trustee may withhold notice to the holders of a series of Subordinated Securities of any default (except in the payment of principal of, premium on or interest on such series of Subordinated Securities) if it considers such withholding to be in the interest of holders of the Subordinated Securities (Section 602). Not all Events of Default with respect to a particular series of Subordinated Securities issued under the Subordinated Indenture necessarily constitute Events of Default with respect to any other series of Subordinated Securities.

     On the occurrence of an Event of Default with respect to a series of Subordinated Securities, the Subordinated Trustee or the holders of at least 25% in principal amount of Subordinated

Securities of such series then outstanding may declare the principal (or in the case of Subordinated Securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 502).

     Within 120 days after the end of each fiscal year, an officer of the Company must inform the Subordinated Trustee whether such officer knows of any default, describing any such default and the status thereof (Section 1004). Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the direction of any holders of Subordinated Securities unless the Subordinated Trustee shall have received a satisfactory indemnity (Section 601).

     Defeasance

     The Subordinated Indenture provides that the Company, at the Company's option, will be discharged from all obligations in respect of the Subordinated Securities of a series (except for certain obligations to register the transfer or exchange of Subordinated Securities, replace stolen, lost or destroyed Subordinated Securities, maintain paying agencies and hold moneys for payment in trust) if the Company irrevocably deposits in trust with the Subordinated Trustee money or obligations of or guaranteed by the United States of America which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory redemption payments) and interest on the Subordinated Securities of such series on the dates such payments are due in accordance with the terms of such Subordinated Securities. To exercise such option, the Company is required to deliver to the Subordinated Trustee an opinion of nationally recognized independent tax counsel to the effect that the deposit and related defeasance would not cause the holders of the Subordinated Securities of such series to recognize income, gain or loss for Federal income tax purposes and such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 403).

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (a) directly to purchasers, (b) through agents, (c) to dealers as principals, and (d) through underwriters.

     Offers to purchase Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Debt Securities is named, and any commissions payable by the Company to such agent are set forth, in the Prospectus Supplement.

     If a dealer is utilized in the sale of the Debt Securities, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter or underwriters are utilized in the sale of the Debt Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them. The names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

     Agents, dealers or underwriters may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for amounts, payment and delivery as described in the Prospectus Supplement. Institutions with whom the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of the Company. A commission described in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to contracts accepted by the Company. Contracts will not be subject to any conditions except that (a) the purchase by an institution of the Debt Securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) the Company shall have sold and delivered to any underwriters named in the Prospectus Supplement that portion of the issue of Debt Securities as is set forth therein. The underwriters and agents will not have any responsibility in respect of the validity or the performance of the contracts.

     The place and time of delivery for the Debt Securities will be set forth in the Prospectus Supplement.

                             VALIDITY OF SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by John E. Preston, Esq., Senior Vice President and General Counsel of the Company, and for the underwriters, if any, by the person or firm specified in the accompanying Prospectus Supplement. As of March 5, 1996, Mr. Preston held 7,497 shares of Common Stock of the Company and options to acquire 31,220 such shares.

                                    EXPERTS

     The Consolidated Financial Statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1995 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on their authority as experts in auditing and accounting.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----
The Company.............................   S-2
Use of Proceeds.........................   S-2
Recent Events...........................   S-3
Capitalization..........................   S-4
Selected Historical Financial Data......   S-5
Management's Discussion and Analysis of
  Historical Financial Condition and
  Results of Operations.................   S-6
Unaudited Pro Forma Combined Financial
  Data..................................  S-10
Business................................  S-15
Description of the Debentures...........  S-18
Underwriting............................  S-22
Validity Of Securities..................  S-23
Experts.................................  S-23
                  PROSPECTUS
Available Information...................     2
Incorporation by Reference..............     2
The Company.............................     3
Ratio of Earnings to Fixed Charges......     3
Use of Proceeds.........................     3
Description of Debt Securities..........     4
Plan of Distribution....................    10
Validity of Securities..................    11
Experts.................................    11

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                                  $400,000,000

                            LITTON INDUSTRIES, INC.

                                  $300,000,000
                                   % DEBENTURES
                             DUE             , 2026

                                  $100,000,000
                                   % DEBENTURES
                             DUE             , 2036
                             ---------------------

                                      LOGO

                             ---------------------
                              GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.
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